Exhibit 99(a)
ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended June 30, 2013
(millions of dollars)
Interest income - affiliates	$572
Interest expense and related charges	(668)
Loss before income taxes and equity in earnings of unconsolidated subsidiary	(96)
Income tax benefit	33
Equity in earnings of unconsolidated subsidiaries (net of tax)	270
Net income	$207